Exhibit 99.1

Scorpio Tankers Inc. Announces the Death of Director

MONACO -- (Marketwired - November 14, 2016) -- Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today the death on November 13, 2016, of Mr. Donald C. Trauscht, an independent member of the Company's board of directors and a member of the Company's Audit Committee.

Commenting on Mr. Trauscht's passing, the Company's Chairman and Chief Executive Officer, Mr. Emanuele Lauro stated, "Don has been an invaluable member of our board of directors since his appointment in 2010, and the Company will be forever grateful for his contributions and dedication to the Company. His sound judgement and wealth of experience will be missed by his fellow directors and each and every Scorpio Tankers employee. The Company's thoughts and gratitude are with Don's family at this time."

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 77 product tankers (21 LR2, 14 Handymax, and 42 MR tankers) with an average age of 2.1 years and time charters-in 16 product tankers (two LR2, one LR1, eight MR and five Handymax tankers). The Company has contracted for 10 newbuilding product tankers (eight MR and two LR2 tankers). The first LR2 is expected to be delivered in December 2016, and the second LR2 is expected to be delivered in the first quarter of 2017. The eight MRs are expected to be delivered throughout 2017 and the first quarter of 2018. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in his press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Tankers Inc.

212-542-1616